Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets
As at June 30, 2009
(expressed in thousands of US dollars – unaudited)

		June 30	December 31
	Note	2009	2008
		$	$
Assets
Current assets
Cash and cash equivalents		52,835	72,013
Accounts receivable		2,482	2,772
Marketable securities	3	8,187	10,923
Supplies inventories	4	1,272	-
Prepaid expenses and deposits		1,627	1,106
		66,403	86,814

Restricted cash		1,914	1,793
Other investments	6	22,968	21,803
Convertible debenture	5	4,784	5,973
Valued added tax recoverable		42,287	30,332
Mineral properties and property, plant, and equipment	7	515,266	421,190
		653,622	567,905
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		24,384	31,313
Accrued interest on convertible notes	8	2,076	2,066
Current portion of taxes payable		1,807	11,715
Current portion of asset retirement obligations		246	234
		28,513	45,328

Asset retirement obligations		3,493	3,229
Taxes payable		3,370	3,370
Future income tax liability		27,403	22,335
Long-term convertible notes	8	107,320	104,046
		170,099	178,308
Non-controlling interest		496	496

Shareholders' Equity
Share capital	9a	485,338	389,655
Value assigned to stock options	9b	39,340	36,502
Value assigned to convertible notes		37,383	37,383
Contributed surplus		510	510
Accumulated other comprehensive income		(20,192)	(19,569)
Deficit		(59,352)	(55,380)
		483,027	389,101

		653,622	567,905

Commitments (note 13)

Approved on behalf of the Board of Directors

“John R. Brodie”	“Peter W. Tomsett”
John R. Brodie, FCA	Peter W. Tomsett
(Director)	(Director)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Loss and Comprehensive Loss
(expressed in thousands of US dollars, except per share amounts – unaudited)

		Three Months Ended		Six Months Ended
			June 30		June 30
	Note	2009	2008	2009	2008
		$	$	$	$

Exploration and mineral property costs
Property examination and exploration		108	117	110	166
Reclamation and accretion		94	66	172	121
		(202)	(183)	(282)	(287)
Expenses
General and administration		2,615	2,086	4,666	4,102
Depreciation	7	64	79	106	147
Stock-based compensation	9b	1,609	2,412	3,523	4,836
Foreign exchange loss (gain)		(2,701)	1,116	(1,666)	(1,709)
		(1,587)	(5,693)	(6,629)	(7,376)
Other income (expenses)
Investment income		251	770	581	1,587
Gain on sale of marketable securities	3	1,753	1,116	1,753	2,090
Gain on sale of mineral properties	7	167	-	167	-
Gain (write-down) on other investments, net	5, 6	(1,378)	-	252	(17,903)
Financing fees	8	-	(16)	-	(3,773)
Interest expense on convertible debt	8	-	(1,420)	-	(2,045)
Gain on sale of silver bullion		-	-	-	23,699
Write-down of mineral properties	7	-	-	(377)	-
Unrealized gain (loss) on
financial instruments held-for-trading		(13)	(12)	(17)	1,379
		780	438	2,359	5,034
Loss before income taxes		(1,009)	(5,438)	(4,552)	(2,629)

Income taxes expense (recovery):
Current income tax		-	-	(900)	-
Future income tax	3	365	475	320	956
		365	475	(580)	956

Loss for the period		(1,374)	(5,913)	(3,972)	(3,585)

Weighted average shares outstanding (thousands)
Basic and diluted		68,641	62,693	66,690	62,681

Loss per common share
Basic and diluted loss per share		(0.02)	(0.09)	(0.06)	(0.06)

Comprehensive loss
Loss for the period		(1,374)	(5,913)	(3,972)	(3,585)

Other comprehensive loss
Unrealized loss on marketable securities, net of tax	3	(320)	(1,386)	(102)	(2,918)
Reclassification of realized gain on
sale of marketable securities, net of tax	3	(1,454)	(926)	(1,454)	(1,734)
Foreign exchange gain on marketable securities	3	1,242	-	933	-
Translation adjustment on foreign operations	2	-	4,435	-	(15,927)
Other comprehensive income (loss) for the period		(532)	2,123	(623)	(20,579)
Comprehensive loss for the period		(1,906)	(3,790)	(4,595)	(24,164)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows
(expressed in thousands of US dollars - unaudited)

		Three Months Ended		Six Months Ended
			June 30		June 30
	Note	2009	2008	2009	2008
		$	$	$	$
Operating activities
Loss for the period		(1,374)	(5,913)	(3,972)	(3,585)
Items not affecting cash
Depreciation		64	79	106	147
Stock-based compensation	9b	1,609	2,412	3,523	4,836
Asset retirement obligations		74	40	145	79
Gain on sale of marketable securities	3	(1,753)	(1,116)	(1,753)	(2,090)
Gain on sale of mineral properties	7	(167)	-	(167)	-
Gain on sale of silver bullion		-	-	-	(23,699)
Unrealized loss (gain) on held-for-trading
financial instruments		13	12	17	(1,379)
Accretion expense on convertible notes		-	686	-	952
Interest income on convertible debenture		(202)	-	(380)	-
Write-down of mineral properties	7	-	-	377	-
Write-down of convertible debenture and
other investments	5, 6	2,002	-	2,002	17,903
Future income tax expense	3	365	475	320	956
Unrealized foreign exchange loss (gain)		(2,079)	1,505	(1,407)	(4,235)
Increase (decrease) in non-cash working capital items	10	(7,942)	1,744	(12,207)	1,987

Cash used in operating activities		(9,390)	(76)	(13,396)	(8,128)

Financing activities
Shares issued for cash	9	1,205	-	94,959	1,443
Proceeds from issuance of convertible notes	8	-	-	-	138,000
Financing costs related to equity portion of
convertible notes financing	8	-	-	-	(1,473)

Cash generated by financing activities		1,205	-	94,959	137,970

Investing activities
Mineral property costs		(3,901)	(5,235)	(8,667)	(13,093)
Property, plant and equipment		(39,146)	(33,037)	(83,948)	(53,545)
Increase in value added tax recoverable, net		(7,485)	(4,109)	(11,955)	(5,367)
Proceeds from sale of silver bullion		-	-	-	39,648
Proceeds from sale of marketable securities		3,829	1,485	3,829	2,780

Cash used in investing activities		(46,703)	(40,896)	(100,741)	(29,577)

Increase (decrease) in cash and cash equivalents		(54,888)	(40,972)	(19,178)	100,265

Cash and cash equivalents - Beginning of period		107,723	222,837	72,013	81,600

Cash and cash equivalents - End of period		52,835	181,865	52,835	181,865

Supplementary cash flow information (note 10)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Statements of Shareholders’ Equity
For the six months ended June 30, 2009
(expressed in thousands of US dollars, except share amounts - unaudited)

	Common Shares			Values		Accumulated
			Values	assigned to		other	Retained	Total
	Number of		assigned	convertible	Contributed	comprehensive	earnings	shareholders'
	shares	Amount	to options	notes	Surplus	income	(deficit)	equity
	(thousands)	$	$	$	$	$	$	$

Balance, December 31, 2006	61,646	370,196	17,460	-	510	6,308	(19,832)	374,642
								-
Transition adjustment of EIC-172	-	-	-	-	-	21,210	4,363	25,573
to opening balance								-
Issued for cash:								-
Exercise of options	887	10,973	-	-	-	-	-	10,973
Exercise of warrants	-	-	-	-	-	-	-	-
For mineral property	9	338	-	-	-	-	-	338
Value assigned to options granted	-	-	14,443	-	-	-	-	14,443
Value of options exercised	-	4,197	(4,197)	-	-	-	-	-
Donations	27	893	-	-	-	-	-	893
Other comprehensive income	-	-	-	-	-	67,019	-	67,019
Loss for the year	-	-	-	-	-	-	(33,965)	(33,965)

Balance, December 31, 2007	62,569	386,597	27,706	-	510	94,537	(49,434)	459,916

Issued for cash:
Exercise of options	186	2,192	-	-	-	-	-	2,192
Value assigned to options granted	-	-	9,662	-	-	-	-	9,662
Value of options exercised	-	866	(866)	-	-	-	-	-
Value assigned to convertible notes	-	-	-	37,383	-	-	-	37,383
Other comprehensive loss	-	-	-	-	-	(114,106)	-	(114,106)
Loss for the year	-	-	-	-	-	-	(5,946)	(5,946)

Balance, December 31, 2008	62,755	389,655	36,502	37,383	510	(19,569)	(55,380)	389,101

Issued for cash:
Public offering	5,826	93,389	-	-	-	-	-	93,389
Exercise of options	28	365	-	-	-	-	-	365
Value assigned to options granted	-	-	1,937	-	-	-	-	1,937
Value of options exercised	-	139	(139)	-	-	-	-	-
Other comprehensive loss	-	-	-	-	-	(91)	-	(91)
Loss for the period	-	-	-	-	-	-	(2,598)	(2,598)

Balance, March 31, 2009	68,609	483,548	38,300	37,383	510	(19,660)	(57,978)	482,103

Issued for cash:
Exercise of options	100	1,354	-	-	-	-	-	1,354
Share issue costs	-	(149)	-	-	-	-	-	(149)
Value assigned to options granted	-	-	1,625	-	-	-	-	1,625
Value of options exercised	-	585	(585)	-	-	-	-	-
Other comprehensive loss	-	-	-	-	-	(532)	-	(532)
Loss for the period	-	-	-	-	-	-	(1,374)	(1,374)

Balance, June 30, 2009	68,709	485,338	39,340	37,383	510	(20,192)	(59,352)	483,027

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

1.	NATURE OF OPERATIONS

We are a development stage company that, since 1994, has assembled a portfolio of silver-dominant projects, which are located in seven countries in the Americas and Australia.

We are focused on advancing our five principal projects. These include the Pirquitas project, the San Luis project, the Pitarrilla project, the Diablillos project and the Snowfield project. In addition to our five principal projects, we hold a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration.

Management has estimated that we will have adequate funds from existing working capital to meet our corporate, development, administrative and property obligations for the coming year, including the completion of construction of the Pirquitas project. We will periodically need to obtain additional financing to advance our principal projects and pursue other opportunities, and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements except for the changes relating to foreign currency translation (see “Changes in Accounting Policies” below). These statements do not contain all of the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements. In the opinion of management, all of the adjustments necessary to fairly present the consolidated financial statements set forth herein have been made. We have reclassified certain comparative figures to reflect the presentation used in our most recent annual consolidated financial statements, including reclassification of expenditures on the Pirquitas project from mineral property costs to property, plant and equipment expenditures under investing activities on the Consolidated Statement of Cash Flows; reclassification of pre-operating costs from construction costs to development property costs under the property, plant and equipment note; and consolidating general and administration expenses, salaries and employee benefits and professional fees as general and administration expenses on the Consolidated Statement of Loss and Comprehensive Loss.

Changes in Accounting Policies

Foreign currency translation

Effective January 1, 2009, we determined that our functional currency had changed from the Canadian dollar to the US dollar as a result of a change in the nature of our operations.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Due to the development of the Pirquitas project as well as our other principal projects in countries other than Canada, a significant portion of our costs are incurred in US dollars. Our recent debt and equity financings were completed in US dollars and we now hold majority of our cash and cash equivalents in US dollars. With commercial production anticipated to commence at our Pirquitas project in 2009, our revenue stream will also be denominated in US dollars. Concurrent with the change in functional currency, we have also adopted the US dollar as our reporting currency.

As a result of the change in our functional currency, effective January 1, 2009, our integrated foreign currency operations have been translated to US dollars using the temporal method on a prospective basis. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historic exchange rates; and income and expense items are translated at the average exchange rate for the period. Translation gains and losses are recognized in the Consolidated Statement of Loss and Comprehensive Loss.

The comparative financial statements and corresponding notes have been restated from Canadian dollars to US dollars using the current rate method. Under this method, all assets and liabilities are translated into US dollars at the exchange rate prevailing at the balance sheet date; expense items are translated at the average rate of exchange for the period; one-time income or expense items are translated at the exchange rate on the date of the transaction; and the resulting translation adjustment is recorded as a cumulative translation adjustment (“CTA”) in accumulated other comprehensive income. See note 14 for effect of the change in reporting currency on prior year comparative figures.

Mining Exploration Costs

Effective March 27, 2009, we adopted Emerging Issues Committee (“EIC”) Abstract 174, “Mining Exploration Costs”. This standard provides guidance on the capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets. The adoption of this standard did not have a significant impact on our consolidated financial statements.

Goodwill and Intangible Assets

Effective January 1, 2009, we adopted Canadian Institute of Chartered Accountants Handbook (“CICA”) Section 3064, “Goodwill and Intangible Assets”, which replaced CICA Section 3062, “Goodwill and Other Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period”. The standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. The adoption of this standard did not have a material impact on our consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, we adopted EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This standard requires companies to take into account their own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this standard did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Business combinations and related sections

CICA Handbook Section 1582, “Business Combinations” and Section 1601, “Non-Controlling Interests”, replaces Sections 1581 and 1600, respectively. The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. These standards are effective January 1, 2011 prospectively, with early adoption permitted. We are currently assessing the impact of the new standards on our consolidated financial statements.

Financial instruments

Amendments to CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” related to clarification on the recognition of prepayment options embedded in a debt instrument and on the calculation of interest on a financial asset after recognition of an impairment loss. These amendments are effective January 1, 2011 on a prospective basis, with early adoption permitted. We are currently assessing the impact of the new standards on our consolidated financial statements.

3.	MARKETABLE SECURITIES

At June 30, 2009, we held marketable securities with total fair value of $8,187,000 (December 31, 2008 - $10,923,000) and total cost of $7,082,000 (December 31, 2008 - $8,533,000).

Effective September 30, 2008, we retrospectively adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”, which required the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available- for-sale financial assets, to be recognized in net income or in other comprehensive income. The adoption of this standard resulted in a reclassification of $475,000 and $956,000 during the three and six months ended June 30, 2008 from other comprehensive loss to future income tax expense.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

3.	MARKETABLE SECURITIES (Cont’d)

During the three and six months ended June 30, 2009, we recorded unrealized losses of $386,000 (2008 – unrealized loss of $1,671,000) and $122,000 (2008 – unrealized loss of $3,518,000), respectively, in other comprehensive income on marketable securities designated as available-for-sale. The unrealized loss resulted in a future income tax expense of $66,000 (2008 – $285,000) for the three months ended June 30, 2009 and $21,000 (2008 –$600,000) for the six months ended June 30, 2009, representing the tax expense arising on recognition of previously unrecognized loss carryforwards, with a corresponding impact on other comprehensive loss. Foreign exchange gains of $1,242,000 (2008 - $nil) and $933,000 (2008 - $nil) for the three and six months ended June 30, 2009 related to marketable securities were recorded in other comprehensive loss.

During the three and six months ended June 30, 2009, we recorded a gain on sale of marketable securities of $1,753,000 in net earnings, resulting in a corresponding reversal of an unrealized gain of $1,454,000 from other comprehensive income and $299,000 from future income tax expense.

During the three months ended June 30, 2008, we recorded a gain on sale of marketable securities of $1,116,000 in net earnings, resulting in a corresponding reversal of an unrealized gain of $926,000 from other comprehensive income and $190,000 from future income tax recovery. During the six months ended June 30, 2008, we recorded a gain on sale of marketable securities of $2,090,000 in net earnings, resulting in a corresponding reversal of an unrealized gain of $1,734,000 from other comprehensive income and $356,000 from future income tax recovery.

4.	SUPPLIES INVENTORIES

At June 30, 2009, we had $1,272,000 in material and supplies inventories, which will be used for production at the Pirquitas mine in Argentina. Inventories are valued at the lower of average cost and net realizable value.

5.	CONVERTIBLE DEBENTURE

In July 2008 we received a $10 million convertible debenture (“Debenture”) from Aurcana Corporation (“Aurcana”) as part of the consideration we received for the sale of the Shafter Silver Project. Subsequent to June 30, 2009, Aurcana negotiated a revision to the coupon rate on the debenture from 3% per year to 1.5% in the first year and 4% per year thereafter. We received our first coupon payment of C$150,000 on July 15, 2009. As a result of this restructuring, we recorded a write-down of our accrued interest and convertible debenture of $118,000 and $1,884,000, respectively, included in write-down on other investments.

At June 30, 2009, the carrying value of the debenture was $4,784,000 (December 31, 2008 - $5,973,000). Of this amount, $4,750,000 (December 31, 2008 - $5,923,000) represents the carrying value of the note receivable component estimated using the discounted cash flow model method and $34,000 (December 31, 2008 - $50,000) represents the fair value of the conversion feature using the Black Scholes method.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

5.	CONVERTIBLE DEBENTURE (Cont’d)

For the three months ended June 30, 2009, interest and accretion income of $267,000 (June 30, 2008- $nil) was recorded in earnings in relation to the note receivable component and an unrealized loss of $14,000 (June 30, 2008 - $nil) was recorded in relation to adjusting the fair value of the conversion feature.

For the six months ended June 30, 2009, interest and accretion income of $504,000 (June 30, 2008- $nil) was recorded in earnings in relation to the note receivable component and an unrealized loss of $18,000 (June 30, 2008 - $nil) was recorded in relation to adjusting the fair value of the conversion feature.

6.	OTHER INVESTMENTS

As at June 30, 2009, we had a total of $49,120,000 (C$57,102,000) invested in Canadian asset-backed commercial paper (“ABCP”). At the dates at which the Company acquired the investments, the non-bank sponsored ABCP was rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen. In September 2007, a Pan Canadian Investors Committee for Third-Party Structured ABCP (the “Committee”), consisting of a panel of major ABCP investors, was formed to restructure the affected ABCP trusts. In January 2009, the Committee successfully completed the restructuring and we have now received the restructured notes with a face value of $49,154,000 (C$57,142,000). At the time of receipt of the restructured notes, we received a retroactive interest payment on our original notes covering the period from August 2007 to August 2008 of $1,630,000. During the three months ended June 30, 2009, we received an additional retroactive interest payment of $624,000 covering the period from September 2008 to the date of receipt of our restructured notes in January 2009. Interest income received from other investments was recorded to net loss for the period as a gain on other investments.

The face value of the restructured notes is allocated as follows:

	Expected	Legal		Face Amount
Notes	Maturity Date	Maturity Date	Interest Rate (1)	C$(000)
MAVII Class A-1	January 22, 2017	July 15, 2056	BA - 0.5%	26,542
MAVII Class A-2	January 22, 2017	July 15, 2056	BA - 0.5%	21,944
MAVII Class B	January 22, 2017	July 15, 2056	BA - 0.5%	3,983
MAVII Class C	January 22, 2017	July 15, 2056	BA + 20%	1,623
				54,092

(1) BA represents Canadian dollar bankers acceptance interest rates with a maturity of 90 days.

We also received MAVII IA Tracking Notes with a face value of C$3,050,000.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

6.	OTHER INVESTMENTS (Cont’d)

As no secondary market has been developed for these restructured notes as at June 30, 2009, we estimated the fair value of the restructured notes using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows from the restructured notes and the fair value of our investments based on the indicative values contained in a report issued by J.P. Morgan, financial advisor to the Committee. Based on management’s best estimate, the fair value of the restructured notes at June 30, 2009 approximates its carrying value of $22,968,000 (December 31, 2008 - $21,803,000). As a result, no impairment was recorded for the three and six months ended June 30, 2009 (three months ended June 30, 2008 - $nil, six months ended June 30, 2008 - $17,903,000).

There is no certainty regarding the development of a secondary market for the restructured notes and therefore the fair value reported may change materially in subsequent periods. In July 2008, the Company initiated legal action against a Canadian chartered bank and DBRS by filing a writ and statement of claim in the Supreme Court of British Columbia to recover any losses that may occur with respect to the ultimate recovery of the Company’s ABCP investments. There can be no assurance that the outcome of this litigation will be favourable to the Company.

7.	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT

Mineral property costs and property, plant and equipment consist of the following:

	June 30, 2009			December 31, 2008
		Accum.	Net Book		Accum.	Net Book
	Cost	Amort.	Value	Cost	Amort.	Value
	$	$	$	$	$	$

Mineral property costs	172,422	-	172,422	162,872	-	162,872
Development property costs	131,892	-	131,892	95,960	-	95,960
Construction in progress	191,820	-	191,820	142,777	-	142,777
Mining equipment and machinery	21,460	(3,916)	17,544	18,728	(869)	17,859
Other	2,905	(1,317)	1,588	2,829	(1,107)	1,722
	520,499	(5,233)	515,266	423,166	(1,976)	421,190

During the three and six months ended June 30, 2009, we recorded $2,962,000 (2008 - $287,000) and $3,257,000 (2008 - $529,000), respectively, of depreciation on property, plant, and equipment of which $64,000 (2008 - $79,000) and $106,000 (2008 - $147,000) was charged to the Consolidated Statements of Loss and Comprehensive Loss and $2,898,000 (2008 - $208,000) and $3,151,000 (2008 - $382,000) was deferred as mineral property costs.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

7.	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

Mineral Property Costs

		Exploration
		and		Total	Total
	Acquisition	development	Future tax	June 30	December 31
	costs	costs	effects	2009	2008
	$	$	$	$	$

Exploration Projects

Argentina
Diablillos	4,516	11,129	-	15,645	14,803
Other	18	195	-	213	189
Australia
Bowdens	8,901	7,295	3,126	19,322	18,834
Other	2	210	-	212	204
Canada
Silvertip	1,485	256	-	1,741	1,742
Snowfield	102	8,669	-	8,771	7,719
Sulphurets	1,954	1,025	-	2,979	2,979
Sunrise Lake	1,008	60	-	1,068	1,066
Chile
Challacollo	2,660	4,353	609	7,622	7,026
Other	41	267	-	308	265
Mexico
Pitarrilla	10,981	47,127	2,054	60,162	56,992
San Marcial	1,020	464	47	1,531	1,706
Veta Colorada	3,688	898	220	4,806	4,689
Other	796	1,596	-	2,392	2,265
Peru
Berenguela	10,583	3,041	6,099	19,723	19,013
San Luis	457	15,959	685	17,101	14,951
Other	-	-	-	-	162
United States
Candelaria	2,434	3,118	691	6,243	5,772
Maverick Springs	565	1,892	126	2,583	2,495
	51,211	107,554	13,657	172,422	162,872

Development Projects

Argentina
Pirquitas	45,980	72,166	13,746	131,892	95,960

In June 2009, we completed the sale of our remaining 25% interest in the San Juan property located in Durango State, Mexico to Orko Silver Corp. (“Orko”). Under the terms of the agreement, Orko paid us total consideration of $202,000, consisting of 306,000 shares of Orko. The sale resulted in a gain of $167,000.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

7.	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (CONT’D)

During the six months ended June 30, 2009, we allowed our mineral rights for the La Bandera project ($58,000) in Mexico and Veca project ($319,000) in Peru to lapse. As a result, a $377,000 write-down of mineral property was recorded to net loss for the period.

8.	CONVERTIBLE NOTES

In February 2008, we sold $138,000,000 in senior convertible notes (“Notes”) for net proceeds of $132,753,000 after payment of commissions and expenses related to the offering. The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually. The Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the following events:

	a.	during specified consecutive trading periods, the market price of our common shares exceeds 130% of the conversion price of the Notes,
	b.	the trading price of the Notes falls to 97% or less of the amount equal to the then prevailing price of our common shares, multiplied by the applicable conversion rate,
	c.	the Notes are called for redemption,
	d.	upon the occurrence of specified corporate transactions, or
	e.	during specified periods in early 2013 and 2028.

The fair value of the debt portion of the Notes at initial recognition was estimated using a discounted cash flow model method. The fair value of the equity component was estimated using the residual value method. The debt component of the Notes is accreted over an expected life of 5 years using the effective interest method. Total financing fees associated with the transaction were $5,246,000, of which $3,773,000 was charged to net income for the period and $1,473,000 was charged to equity.

At June 30, 2009, the carrying value of accrued interest related to the Notes was $2,076,000 (December 31, 2008 - $2,066,000) and the long-term portion was $107,320,000 (December 31, 2008 - $104,046,000). For the three months ended June 30, 2009, interest expense and accretion expense related to the convertible notes was $1,548,000 (2008 - $1,548,000) and $1,630,000 (2008 - $1,448,000), respectively. For the six months ended June 30, 2009, interest expense and accretion expense related to the Notes was $3,079,000 (2008 - $2,110,000) and $3,273,000 (2008 - $1,865,000), respectively. All interest and accretion expense incurred during the three and six months ended June 30, 2009 was capitalized to construction in progress. During the three and six months ended June 30, 2008, $1,567,000 and $1,938,000, respectively, of interest and accretion expense was capitalized to construction in progress and $1,429,000 and $2,037,000, respectively, was recognized as expense.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

9.	SHAREHOLDERS’ EQUITY

	(a)	Authorized Share Capital

Our authorized share capital consists of an unlimited number of common shares without par value.

During the six months ended June 30, 2009, we closed a public share offering of 5,826,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $99,037,000. After deducting underwriting fees and estimated offering expenses during the three and six months ended June 30, 2009 of $149,000 and $5,797,000, net proceeds were $93,240,000.

	(b)	Options

At June 30, 2009, the total number of options outstanding was 4,905,000 with exercise prices ranging from C$10.50 to C$40.62 with weighted average remaining lives of 3.5 years. This represents 7.1% of issued and outstanding capital.

During the three and six months ended June 30, 2009, 120,000 options were granted to employees exercisable over a 10 year period at a strike price of C$23.57 and average fair value of C$13.02. During the six months ended June 30, 2008, 30,000 options were granted to employees and consultants exercisable over a 5 year period at strike prices of C$32.08 and average fair value of C$9.93 based on the Black-Scholes option pricing model.

The allocation of fair value of options during the period was as follows:

	Three Months Ended		Six Months Ended
		June 30		June 30
	2009	2008	2009	2008
	$	$	$	$
Consolidated Balance Sheets
Mineral property costs	16	41	39	(12)

Consolidated Statements of Loss and
Comprehensive Loss
Stock based compensation - Employee salaries and benefits	1,255	1,965	2,855	4,070
Stock based compensation - General and administration	354	447	668	766

	1,609	2,412	3,523	4,836

Total stock based compensation	1,625	2,453	3,562	4,824

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

10.	SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash working capital activities were:

	Three Months Ended		Six Months Ended
		June 30		June 30
	2009	2008	2009	2008
	$	$	$	$
Accounts receivable	269	2,228	290	1,319
Prepaid expenses and deposits	(602)	(1,503)	(521)	(1,606)
Inventories	1	-	(1,272)	-
Accounts payable and current portion of ARO	(47)	(455)	(915)	32
Accrued liabilities	(12)	(82)	201	125
Accrued interest on convertible debt	1,549	1,556	10	2,117
Current portion of taxes payable	(9,100)	-	(10,000)	-

Increase (decrease) in non-cash working capital items	(7,942)	1,744	(12,207)	1,987

Non-cash investing activities were:
	Three Months Ended		Six Months Ended
		June 30		June 30
	2009	2008	2009	2008
	$	$	$	$
Non-cash investing activities
Shares acquired for sale of mineral property	388	-	388	-

11.	RELATED PARTY TRANSACTIONS

During the three and six months ended June 30, 2009, we recorded administrative, technical services and expense reimbursements of $142,000 (2008 - $361,000) and $339,000 (2008 - $794,000), respectively, from companies related by common directors or officers. At June 30, 2009, accounts receivable includes $22,000 (December 31, 2008 - $42,000) from these related parties. Amounts due from related parties are non-interest bearing and without specific terms of repayment. Transactions for expense reimbursement with related parties are at normal business terms.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

12.	SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and development of mineral properties. Mineral property expenditures by property are detailed in note 7. Substantially all of our gains and losses were incurred in Canada. Segment assets by geographic location are as follows:

							June 30, 2009
							United
	Argentina	Australia	Canada	Chile	Mexico	Peru	States	Total
	$	$	$	$	$	$	$	$
Mineral property
costs and property,
plant and equipment	357,115	19,534	15,554	7,930	69,104	37,203	8,826	515,266

Total assets	412,236	19,668	95,699	7,941	70,479	38,731	8,868	653,622

							December 31, 2008
							United
	Argentina	Australia	Canada	Chile	Mexico	Peru	States	Total
	$	$	$	$	$	$	$	$
Mineral property
costs and property,
plant and equipment	271,589	19,036	14,531	7,292	65,901	34,575	8,266	421,190

Total assets	303,279	19,130	125,370	7,294	68,376	36,148	8,308	567,905

13.	COMMITMENTS

As at June 30, 2009, we have committed to payments under contractual obligations as follows:

	Less than 1 year	1-3 years	4-5 years	5+ years	Total
	$	$	$		$

Lease obligations	279	882	580	-	1,741
Asset retirement obligations	247	1,418	1,036	2,262	4,963
Long-term convertible notes*	6,210	12,420	144,210	-	162,840
	6,736	14,720	145,826	2,262	169,544

*

Convertible notes are due in 2028 but expected to be repaid in 2013. The notes bear an interest rate of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

14.	EFFECT OF CHANGE IN REPORTING CURRENCY ON PRIOR YEAR COMPARATIVE FIGURES

Effective January 1, 2009, we determined that our reporting currency had changed from the Canadian dollar to the US dollar as a result of a change in the nature of our operations (note 2). The comparative figures were also translated into US dollars using the current rate method with the following effects:

Consolidated Balance Sheet

	December 31, 2008
	As originally	As restated
	stated in C$	in US$
Assets

Current assets	106,312	86,814
Restricted cash	2,196	1,793
Other investments	26,700	21,803
Convertible debenture	7,315	5,973
Value added tax recoverable	37,145	30,332
Mineral properties and property, plant and equipment	515,790	421,190
	695,458	567,905

Liabilities

Current liabilities	55,510	45,328
Asset retirement obligations	3,954	3,229
Taxes payable	4,127	3,370
Future income tax liability	27,351	22,335
Long-term convertible notes	127,415	104,046
	218,357	178,308

Non-controlling interest	608	496

Shareholders' Equity
Share capital	463,125	389,655
Value assigned to stock options	41,164	36,502
Value assigned to convertible notes	36,553	37,383
Contributed surplus	649	510
Accumulated other comprehensive income	2,772	(19,569)
Deficit	(67,770)	(55,380)
	476,493	389,101

	695,458	567,905

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

14.	EFFECT OF CHANGE IN REPORTING CURRENCY ON PRIOR YEAR COMPARATIVE FIGURES (Cont’d)

Consolidated Statement of Loss and Comprehensive Loss

	Three months ended		Six months ended
		June 30, 2008		June 30, 2008
	As originally	As restated	As originally	As restated
	stated in C$	in US$	stated in C$	in US$
	(Restated)		(Restated)

Exploration and mineral property costs	(185)	(183)	(289)	(287)
Expenses	(5,750)	(5,693)	(7,440)	(7,376)
Other income	443	438	4,393	5,034
Future income taxes	(480)	(475)	(963)	(956)
Loss for the period	(5,972)	(5,913)	(4,299)	(3,585)
Deficit, beginning of period	(55,608)	(47,106)	(57,281)	(49,434)
Deficit, end of period	(61,580)	(53,019)	(61,580)	(53,019)

Loss for the period	(5,972)	(5,913)	(4,299)	(3,585)
Other comprehensive loss (gain) for the period	(2,335)	2,123	(4,684)	(20,579)
Comprehensive loss for the period	(8,307)	(3,790)	(8,983)	(24,164)

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

14.	EFFECT OF CHANGE IN REPORTING CURRENCY ON PRIOR YEAR COMPARATIVE FIGURES (Cont’d)

Consolidated Statement of Cash Flows

	Three months ended		Six months ended
		June 30, 2008		June 30, 2008
	As originally	As restated	As originally	As restated
	stated in C$	in US$	stated in C$	in US$
	(Restated)		(Restated)
Operating activities
Loss for the period	(5,972)	(5,913)	(4,299)	(3,585)
Adjustments for items not affecting cash	3,476	5,837	4,487	(4,543)
Cash generated by (used in) operating activities	(2,496)	(76)	188	(8,128)

Financing activities
Proceeds from issuance of convertible notes	-	-	134,936	138,000
Financing costs related to equity portion of
convertible notes financing	-	-	(1,440)	(1,473)
Shares issued for cash	-	-	1,449	1,443
Cash generated by financing activities	-	-	134,945	137,970

Investing activities
Mineral property costs	(5,288)	(5,235)	(13,179)	(13,093)
Property, plant and equipment	(33,371)	(33,037)	(53,965)	(53,545)
Increase in value added tax recoverable (net)	(4,151)	(4,109)	(5,414)	(5,367)
Proceeds from sale of silver bullion	-	-	39,244	39,648
Proceeeds from sale of marketable securities	1,500	1,485	2,800	2,780
Cash generated by investing activities	(41,310)	(40,896)	(30,514)	(29,577)

Increase (decrease) in cash	(43,806)	(40,972)	104,619	100,265
Cash, beginning of period	229,054	222,837	80,629	81,600
Cash, end of period	185,248	181,865	185,248	181,865

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Consolidated summarized balance sheets:

			June 30, 2009		December 31, 2008

	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.
	GAAP		GAAP	GAAP		GAAP
	$	$	$	$	$	$

Assets
Current assets	66,403	-	66,403	86,814	-	86,814
Other investments	22,968	-	22,968	21,803	-	21,803
Convertible debenture	4,784	-	4,784	5,973	-	5,973
Value added tax recoverable	42,287	-	42,287	30,332	-	30,332
Mineral property costs (a)i)	304,314	(236,850)	67,464	258,832	(222,951)	35,881
Other property, plant and
equipment (a)vi)	210,952	3,600	214,552	162,358	3,600	165,958
Other assets	1,914	-	1,914	1,793	-	1,793
	653,622	(233,250)	420,372	567,905	(219,351)	348,554

Liabilities
Current liabilities	28,513	-	28,513	45,328	-	45,328
Long-term convertibles note	107,320	-	107,320	104,046	-	104,046
Other liabilities (a)i)	34,266	(27,403)	6,863	28,934	(22,335)	6,599

	170,099	(27,403)	142,696	178,308	(22,335)	155,973

Shareholders’ Equity
Share capital (a)iii)	485,338	(950)	484,388	389,655	(950)	388,705
Value assigned to:
Stock options (a)v)	39,340	(4,186)	35,154	36,502	(4,186)	32,316
Long-term convertible note (a)v)	37,383	-	37,383	37,383	-	37,383
Contributed surplus	510	-	510	510	-	510
Accumulated other
comprehensive income (a)ii)	(20,192)	3,097	(17,095)	(19,569)	5,230	(14,339)
Deficit (a)i), (a)ii), (a)iii), (a)vi)	(59,352)	(203,808)	(263,160)	(55,380)	(197,110)	(252,490)

	483,027	(205,847)	277,180	389,101	(197,016)	192,085

Non-controlling interest	496	-	496	496	-	496
	653,622	(233,250)	420,372	567,905	(219,351)	348,554

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of loss:

	Three months ended		Six months ended
		June 30		June 30
	2009	2008	2009	2008
	$	$	$	$

Loss in accordance with Canadian GAAP	(1,374)	(5,913)	(3,972)	(3,585)
Mineral property costs for the year (a)i)	(3,326)	(6,215)	(7,018)	(13,259)
Financing fees on convertible debt (a)vi)	-	-	-	3,600
Future income tax expense on marketable securities (a)ii)	365	476	320	957

Loss in accordance with U.S. GAAP	(4,335)	(11,652)	(10,670)	(12,287)

Other comprehensive income (loss)
in accordance with Canadian GAAP	(532)	2,123	(623)	(20,579)
Translation adjustment	220	(2,015)	(1,813)	106
Future income tax expense on marketable securities (a)ii)	(365)	(476)	(320)	(957)

Other comprehensive loss
in accordance with U.S. GAAP	(677)	(368)	(2,756)	(21,430)

Total comprehensive loss
in accordance with U.S. GAAP	(5,012)	(12,020)	(13,426)	(33,717)

Basic and diluted weighted-average common shares (000’s)	68,641	62,693	66,690	62,681

Basic and diluted loss per share	(0.06)	(0.19)	(0.16)	(0.20)

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of cash flows:

	Three months ended		Six months ended
		June 30		June 30
	2009	2008	2009	2008
	$	$	$	$

Cash flows from operating activities
Pursuant to Canadian GAAP	(9,390)	(76)	(13,396)	(8,128)
Mineral property costs (a)i)	(3,901)	(5,235)	(8,667)	(13,093)
Financing fees on convertible debt (a)vi)	-	-	-	3,600

Pursuant to U.S. GAAP	(13,291)	(5,311)	(22,063)	(17,621)

Cash flows from financing activities
Pursuant to Canadian GAAP	1,205	-	94,959	137,970
Financing fees on convertible debt (a)vi)	-	-	-	(3,600)

Pursuant to U.S. GAAP	1,205	-	94,959	134,370

Cash flows from investing activities
Pursuant to Canadian GAAP	(46,703)	(40,896)	(100,741)	(29,577)
Mineral property costs (a)i)	3,901	5,235	8,667	13,093

Pursuant to U.S. GAAP	(42,802)	(35,661)	(92,074)	(16,484)

a)

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that we would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and requirements promulgated by the Securities and Exchange Commission (“SEC”) (collectively “U.S. GAAP”). The major differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i)

Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred. SEC staff have interpreted U.S. GAAP to require that mineral property exploration and land use costs must be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. For U.S. GAAP purposes, we have expensed all land use costs for mineral properties and deferred exploration costs that have been incurred by us, excluding periodic option payments meeting the definition of a mineral right, for which commercially mineable reserves do not exist. Future income taxes related to mineral property costs are reversed accordingly.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

When proven and probable reserves are determined for a property and a final feasibility study prepared, any subsequent exploration and development costs of the property would be capitalized. Periodic option payments that meet the definition of a mineral property right, as defined in EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets”, are viewed as a tangible asset and capitalized. Capitalized option payments are amortized over the option period as defined in the related option agreement. Once in production, any subsequent development costs would be treated as production costs charged to production. In early April 2006, a Feasibility Study Update for the Pirquitas property was completed. This study defined proven and probable reserves and, as a consequence, exploration and development costs relating to this property from March 31, 2006 have been deferred under U.S. GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs are characterized as operating activities.

ii)

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. An impairment on available-for-sale securities is recorded in income if such loss is determined to be other than temporary.

Under Canadian GAAP, prior to January 1, 2007, marketable securities were valued at the lower of cost and market with any write-down recorded as a charge to earnings. Effective January 1, 2007, upon adoption of new CICA Handbook Section 3855, marketable securities have been designated as available-for-sale financial assets and are recorded at fair value consistent with U.S. GAAP. We recognized an adjustment of $25,573,000 to the opening balance of accumulated other comprehensive income, representing the unrealized gain on available-for-sale marketable securities held by us at January 1, 2007 under Canadian GAAP. No similar adjustment would be recognized under U.S. GAAP in 2007. Consequently, GAAP differences related to available-for-sale securities have been eliminated effective January 1, 2007.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Under Canadian GAAP, as described in note 3, effective September 30, 2008, the Company adopted the provisions of EIC-172 which required the tax benefits recognized consequent to the recording of unrealized gains in comprehensive income to be recognized in net income. Under U.S. GAAP, no similar provisions exist and such tax benefits would be recorded in other comprehensive income. For U.S. GAAP purposes, opening deficit as at January 1, 2007 would decrease and other comprehensive income would decrease by $4,363,000. Other comprehensive loss would increase and income tax expense would decrease by $365,000 (2008 - $475,000) and $320,000 (2008 - $956,000) for the three and six months ended June 30, 2008.

iii)

Under Canadian GAAP, before the introduction of CICA Handbook Section 1581, “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price surrounding the date the business combination agreement is agreed to and announced.

iv)

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the SEC, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the presentation and classification of financial statement items and not net income or shareholders’ equity.

v)

For U.S. GAAP purposes, we previously accounted for employee stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board “APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of our common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees. We adopted the fair value based method of accounting for employee stock-based compensation under U.S. GAAP effective January 1, 2005 using the modified prospective transition method. Under this method, we recognized employee stock-based compensation beginning January 1, 2005 as if the fair value method had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

For Canadian GAAP purposes, we adopted, as of January 1, 2004, the CICA’s amendments to Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, which required the fair value method to be applied to employee stock-based compensation. Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share Based Payment” (“SFAS 123R”) for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period. For unvested awards outstanding as of the effective date, compensation was recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”. Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative effect adjustment required and no differences exist between the accounting for employee stock-based compensation expense in 2006 to December 31, 2008 between Canadian and U.S. GAAP.

vi)

Under U.S. GAAP, financing fees on convertible debt are capitalized and amortized using the effective interest rate method. Financing fees were expensed under Canadian GAAP resulting in a GAAP difference. Accordingly, financing fees charged to net income would decrease by $3,600,000. In addition, under U.S. GAAP, related financing costs are classified as financing activities.

b)	Other disclosures

The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

i)	Accounts receivable
	June 30	December 31
	2009	2008
	$	$

Value added tax	(395)	241
Other receivables	2,877	2,531
	2,482	2,772

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

ii)	Financial instruments

						June 30, 2009
				Other
	Held for	Loans &	Available	financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
Financial assets	($)	($)	($)	($)	($)	($)
Cash and cash equivalents	52,835	-	-	-	52,835	52,835
Marketable securities (note 3)	-	-	8,187	-	8,187	8,187
Accounts receivable	-	2,482	-	-	2,482	2,482
Restricted cash	-	-	1,914	-	1,914	1,914
Other investments (note 6)	-	-	22,968	-	22,968	22,968
Convertible debenture (note 5) (1)	34	4,750	-	-	4,784	4,784

	52,869	7,232	33,069	-	93,170	93,170
Financial liabilities
Accounts payable and
and accrued liabilities	-	-	-	24,384	24,384	24,384
Convertible notes (note 8) (2)	-	-	-	109,396	109,396	103,500

	-	-	-	133,780	133,780	127,884

					December 31, 2008
				Other
	Held for	Loans &	Available	financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
Financial assets	($)	($)	($)	($)	($)	($)
Cash and cash equivalents	72,013	-	-	-	72,013	72,013
Marketable securities (note 3)	-	-	10,923	-	10,923	10,923
Accounts receivable	-	2,772	-	-	2,772	2,772
Restricted cash	-	-	1,793	-	1,793	1,793
Other investments (note 6)	-	-	21,803	-	21,803	21,803
Convertible debenture (note 5) (1)	50	5,923	-	-	5,973	6,904

	72,063	8,695	34,519	-	115,277	116,208
Financial liabilities
Accounts payable and
and accrued liabilities	-	-	-	31,313	31,313	31,313
Convertible notes (note 8) (2)	-	-	-	106,112	106,112	91,191

	-	-	-	137,425	137,425	122,504

(1)	The fair value of convertible debenture is estimated using the discounted cash flow method at market rate on the balance sheet date.

(2)	The fair value of convertible notes is estimated using average market quoted price provied by market makers in over-the-counter market on the balance sheet date.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

iii)	Counterparty credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. Our credit risk arises primarily with respect to our money market investments, convertible debenture receivable and investment in asset-backed commercial papers.

We manage our credit risk on money market investments by investing only in obligations of any Province of Canada, Canada or the United States of America or their respective agencies, obligations of enterprises sponsored by any of the above governments; bankers’ acceptances purchased in the secondary market and having received the highest credit rating from a recognized rating agency in Canada or the United States, with a term of less than 90 days; and bank term deposits and bearer deposit notes, with a term of less than 90 days.

Our maximum exposure to credit risk at the reporting date is the carrying value of cash and cash equivalents, other receivables, convertible debenture receivable (see note 5) and other investments (see note 6). At June 30, 2009 and December 31, 2008, there were no significant concentrations of credit risk and no amounts were held as collateral.

iv)	Development stage enterprise

We meet the definition of a development stage enterprise under SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises” (SFAS 7). The following additional disclosures are required under U.S. GAAP:

Consolidated summarized statements of loss and deficit and cash flows since October 1, 1993, the date we made a strategic decision to concentrate on the acquisition and exploration of bulk silver mineral properties in North, Central and South America.

Consolidated loss and deficit:

October 1, 1993
(inception) to
June 30, 2009
$

Mineral property exploration and reclamation	260,028
General and administration, salaries, professional fees	87,523
Other income	(83,636)

Net loss for the period from October 1, 1993 to June 30, 2009,
being the deficit accumulated during the development stage	263,915
Opening retained earnings, October 1, 1993	(755)

Ending deficit, June 30, 2009	263,160

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated cash flows:
October 1, 1993
(inception) to
June 30, 2009
$

Operating activities	(204,571)
Investing activities	(279,790)
Financing activities	536,321

Increase in cash and cash and cash equivalents	51,960
Cash and cash equivalents – October 1, 1993	875

Cash and cash equivalents – June 30, 2009	52,835

v)	Additional shareholders’ equity disclosure required under SFAS 7

							Value		Compre-
		Common Shares		Sub-	Values	Values	assigned to		hensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	convertible	Contributed	income	earnings	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	notes	Surplus	(loss)	(deficit)	equity
	$	'000s	$	$	$	$	$	$	$	$	$
Balance October 1, 1993		3,410	1,758	-	-	-	-	-	-	755	2,513
Issued for cash	0.58	2,810	1,631	-	-	-	-	-	-	-	1,631
Non-cash
- Mineral properties	0.56	25	14	-	-	-	-	-	-	-	14
- Allotted but not issued		-	-	-	-	-	-	-	-	-	-
- Assigned values to options issued		-	241	-	-	-	-	-	-	-	241
Gain (loss) for year		-	-	-	-	-	-	-	1,626	120	1,746
Balance September 30, 1994		6,245	3,644	-	-	-	-	-	1,626	875	6,145
Issued for cash
- Private placement	0.78	2,570	2,004	-	-	-	-	-	-	-	2,004
Non-cash
- Mineral properties	3.20	15	48	-	-	-	-	-	-	-	48
- Allotted shares issued	3.16	75	237	-	-	-	-	-	-	-	237
- Assigned values to options issued		-	14	-	-	-	-	-	-	-	14
Gain (loss) for year		-	-	-	-	-	-	-	(809)	(1,903)	(2,712)
Balance September 30, 1995		8,905	5,947	-	-	-	-	-	817	(1,028)	5,736
Issued for cash
- Private placement	3.30	2,550	8,426	-	-	-	-	-	-	-	8,426
- Special warrants	3.10	2,000	6,190	-	-	-	-	-	-	-	6,190
Non-cash
- Mineral properties	4.02	85	343	-	-	-	-	-	-	-	343
- Finder's fees		-	(429)	-	-	-	-	-	-	-	(429)
- Assigned values to options issued		-	13	-	-	-	-	-	-	-	13
Gain (loss) for year		-	-	-	-	-	-	-	(45)	(6,866)	(6,911)
Balance December 31, 1996		13,540	20,490	-	-	-	-	-	772	(7,894)	13,368

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

							Value		Compre-
		Common Shares		Sub-	Values	Values	assigned to		hensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	convertible	Contributed	income	earnings	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	notes	Surplus	(loss)	(deficit)	equity
	$	'000s	$	$	$	$	$	$	$	$	$
Issued for cash
- Private placement	3.87	680	2,631	-	-	-	-	-	-	-	2,631
- Exercise of options	4.43	25	111	-	-	-	-	-	-	-	111
- For special warrants	3.33	745	2,478	-	-	-	-	-	-	-	2,478
Non-cash
- Mineral properties	3.83	311	1,192	-	-	-	-	-	-	-	1,192
- Finder's fees	3.87	20	77	-	-	-	-	-	-	-	77
- Assigned values to options issued		-	627	-	-	-	-	-	-	-	627
- Share issue costs		-	(245)	-	-	-	-	-	-	-	(245)
Gain (loss) for year		-	-	-	-	-	-	-	(416)	(14,359)	(14,775)
Balance December 31, 1997		15,321	27,361	-	-	-	-	-	356	(22,253)	5,464
Issued for cash
- Private placement		-	-	-	-	-	-	-	-	-	-
- Exercise of options	4.41	10	44	-	-	-	-	-	-	-	44
- For special warrants	4.26	630	2,681	-	-	-	-	-	-	-	2,681
Non-cash
- Mineral properties	2.97	85	252	-	-	-	-	-	-	-	252
- Assigned values to options issued		-	120	-	-	-	-	-	-	-	120
- Share issue costs		-	(221)	-	-	-	-	-	-	-	(221)
Gain (loss) for year		-	-	-	-	-	-	-	(351)	(4,941)	(5,292)
Balance December 31, 1998		16,046	30,237	-	-	-	-	-	5	(27,194)	3,048
Issued for cash
- Private placement	1.08	1,388	1,504	-	-	-	-	-	-	-	1,504
- Exercise of options	1.35	101	136	-	-	-	-	-	-	-	136
- Exercise of warrants	1.49	568	848	-	-	-	-	-	-	-	848
Non-cash
- Mineral properties	1.70	50	85	-	-	-	-	-	-	-	85
- On business combination	1.35	2,285	3,097	-	-	-	-	-	-	-	3,097
- Share issue costs		-	(90)	-	-	-	-	-	-	-	(90)
Gain (loss) for year		-	-	-	-	-	-	-	6	(6,710)	(6,704)
Balance December 31, 1999		20,438	35,817	-	-	-	-	-	11	(33,904)	1,924
Issued for cash
- Private placement	1.16	1,633	1,896	-	-	-	-	-	-	-	1,896
- Exercise of options	1.35	807	1,093	-	-	-	-	-	-	-	1,093
- Exercise of warrants	1.24	1,274	1,577	-	-	-	-	-	-	-	1,577
Non-cash
- Mineral properties	1.72	28	47	-	-	-	-	-	-	-	47
- Finder's fees	1.16	87	101	-	-	-	-	-	-	-	101
- Fractional shares repurchased		-	-	-	-	-	-	-	-	-	-
- Share issue costs		-	(104)	-	-	-	-	-	-	-	(104)
Gain (loss) for year		-	-	-	-	-	-	-	(10)	(4,470)	(4,480)
Balance December 31, 2000		24,267	40,427	-	-	-	-	-	1	(38,374)	2,054

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

							Value		Compre-
		Common Shares		Sub-	Values	Values	assigned to		hensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	convertible	Contributed	income	earnings	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	notes	Surplus	(loss)	(deficit)	equity
	$	'000s	$	$	$	$	$	$	$	$	$
Issued for cash
- Private placement	1.82	1,914	3,478	-	-	-	-	-	-	-	3,478
- Exercise of options	1.59	1,941	3,076	-	-	-	-	-	-	-	3,076
- Exercise of warrants	1.21	1,733	2,091	-	-	-	-	-	-	-	2,091
Non-cash
- Mineral properties	2.23	1,000	2,230	-	-	-	-	-	-	-	2,230
- Finder's fees	1.82	59	108	-	-	-	-	-	-	-	108
- Assigned value to warrants issued		-	-	-	-	252	-	-	-	-	252
- Share issue costs		-	(128)	-	-	-	-	-	-	-	(128)
Gain (loss) for year		-	-	-	-	-	-	-	-	(11,852)	(11,852)
Balance December 31, 2001		30,914	51,282	-	-	252	-	-	1	(50,226)	1,309
Issued for cash
- Private placement	3.26	4,750	15,459	-	-	-	-	-	-	-	15,459
- Exercise of options	2.03	696	1,414	-	-	-	-	-	-	-	1,414
- Exercise of warrants	2.40	1,584	3,806	-	-	-	-	-	-	-	3,806
Non-cash
- Mineral properties	4.90	199	973	-	-	-	-	-	-	-	973
- Finder's fees	3.10	80	250	-	-	-	-	-	-	-	250
- On conversion of conv. Debenture	4.49	361	1,619	-	-	-	-	-	-	-	1,619
- For mineral properties payables	4.25	597	2,538	-	-	-	-	-	-	-	2,538
- Assigned values to options issued		-	-	-	125	-	-	-	-	-	125
- Assigned value of exercised op/wts		-	262	-	(10)	(252)	-	-	-	-	-
- Donations	3.17	10	32	-	-	-	-	-	-	-	32
- Share issue costs		-	(508)	-	-	-	-	-	-	-	(508)
Gain (loss) for year		-	-	-	-	-	-	-	809	(14,920)	(14,111)
Balance December 31, 2002		39,191	77,127	-	115	-	-	-	810	(65,146)	12,906
Issued for cash
- Private placement		-	-	-	-	-	-	-	-	-	-
- Exercise of options	3.09	536	1,656	-	-	-	-	-	-	-	1,656
- Exercise of warrants	3.09	2,780	8,580	-	-	-	-	-	-	-	8,580
- Subscriptions receive on warrants		-	-	350	-	-	-	-	-	-	350
Non-cash
- Mineral properties	5.38	88	474	-	-	-	-	-	-	-	474
- On settlement of interest	5.82	10	58	-	-	-	-	-	-	-	58
- Assigned values to options issued		-	-	-	145	-	-	-	-	-	145
- Assigned value of exercised options		-	128	-	(128)	-	-	-	-	-	-
- Share issue costs		-	(42)	-	-	-	-	-	-	-	(42)
Gain (loss) for year		-	-	-	-	-	-	-	5,591	(10,277)	(4,686)
Balance December 31, 2003		42,605	87,981	350	132	-	-	-	6,401	(75,423)	19,441

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

							Value		Compre-
		Common Shares		Sub-	Values	Values	assigned to		hensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	convertible	Contributed	income	earnings	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	notes	Surplus	(loss)	(deficit)	equity
	$	'000s	$	$	$	$	$	$	$	$	$
Issued for cash
- Private placement	9.68	2,955	28,609	-	-	5,254	-	-	-	-	33,863
- Exercise of options	4.33	526	2,277	-	-	-	-	-	-	-	2,277
- Exercise of warrants	3.84	2,687	10,311	-	-	-	-	-	-	-	10,311
Non-cash
- Mineral properties	14.92	2,680	39,991	-	-	-	-	-	-	-	39,991
- Finder’s fees	9.69	31	303	-	-	148	-	-	-	-	451
- Assigned values to options issued		-	-	-	41	-	-	-	-	-	41
- Assigned value of exercised options		-	118	-	(66)	-	-	-	-	-	52
- shares issued on warrant	3.76	93	350	(350)	-	-	-	-	-	-	-
subscriptions
- Share issue costs		-	(1,166)	-	-	-	-	-	-	-	(1,166)
Gain (loss) for year		-	-	-	-	-	-	-	-	(46,910)	(46,910)
Adjustment for stock-based comp.		-	-	-	-	-	-	-	(4,631)	-	(4,631)
Balance – December 31, 2004		51,577	168,774	-	107	5,402	-	-	1,770	(122,333)	53,720
Issued for cash
- Exercise of options	5.13	259	1,329	-	-	-	-	-	-	-	1,329
- Exercise of warrants	15.27	10	153	-	-	-	-	-	-	-	153
Non-cash
- Mineral properties	11.72	3	37	-	-	-	-	-	-	-	37
- Assigned values to options issued		-	-	-	3,462	-	-	-	-	-	3,462
- Assigned value of exercised options		-	10	-	(10)	-	-	-	-	-	-
- Assigned value of exercised warrants		-	38	-	-	(38)	-	-	-	-	-
Gain (loss) for year		-	-	-	-	-	-	-	6,444	(21,906)	(15,462)
Balance – December 31, 2005		51,849	170,341	-	3,559	5,364	-	-	8,214	(144,239)	43,239
Issued for cash
- Public offering	22.83	7,200	164,384	-	-	-	-	-	-	-	164,384
- Exercise of options	8.63	669	5,773	-	-	-	-	-	-	-	5,773
- Exercise of warrants	16.31	1,387	22,617	-	-	-	-	-	-	-	22,617
Non-cash
- Mineral properties	15.91	530	8,442	-	-	-	-	-	-	-	8,442
- Assigned values to options issued		-	-	-	12,067	-	-	-	-	-	12,067
- Assigned value of exercised options		-	2,277	-	(2,277)	-	-	-	-	-	-
- Assigned value of exercised warrants		-	5,643	-	-	(4,929)	-	-	-	-	714
- Donations	18.71	11	206	-	-	-	-	-	-	-	206
- Share issue costs		-	(10,436)	-	-	-	-	-	-	-	(10,436)
- Options expired/forfeited		-	-	-	(75)	-	-	75	-	-	-
- Warrants expired		-	-	-	-	(435)	-	435	-	-	-
Gain (loss) for year		-	-	-	-	-	-	-	23,667	(10,340)	13,327
Balance – December 31, 2006		61,646	369,247	-	13,274	-	-	510	31,881	(154,579)	260,333

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

							Value		Compre-
		Common Shares		Sub-	Values	Values	assigned to		hensive	Retained	Total
	Issue	Number of		scriptions	assigned	assigned	convertible	Contributed	income	earnings	shareholders’
	Price	shares	Amount	receivable	to options	to warrants	notes	Surplus	(loss)	(deficit)	equity
	$	'000s	$	$	$	$	$	$	$	$	$
Issued for cash
- Exercise of options	3.71	887	10,973	-	-	-	-	-	-	-	10,973
Non-cash
- Mineral properties	6.55	9	337	-	-	-	-	-	-	-	337
- Assigned values to options granted		-	-	-	14,443	-	-	-	-	-	14,443
- Assigned value of exercised options		-	4,197	-	(4,197)	-	-	-	-	-	-
- Donations		27	893	-	-	-	-	-	-	-	893
Other comprehensive loss for year		-	-	-	-	-	-	-	22,331	-	22,331
Gain (loss) for year		-	-	-	-	-	-	-	-	(68,143)	(68,143)
Balance - December 31, 2007		62,569	385,647	-	23,520	-	-	510	54,212	(222,722)	241,167
Issued for cash
- Exercise of options	11.78	186	2,192	-	-	-	-	-	-	-	2,192
Non-cash
- Assigned values to options granted		-	-	-	9,662	-	-	-	-	-	9,662
- Assigned value of exercised options		-	866	-	(866)	-	-	-	-	-	-
- Assigned value to convertible notes		-	-	-	-	-	37,383	-	-	-	37,383
Other comprehensive loss for year		-	-	-	-	-	-	-	(68,551)	-	(68,551)
Gain (loss) for year		-	-	-	-	-	-	-	-	(29,768)	(29,768)
Balance - December 31, 2008		62,755	388,705	-	32,316	-	37,383	510	(14,339)	(252,490)	192,085
Issued for cash
- Public offering	16.03	5,826	93,389	-	-	-	-	-	-	-	93,389
- Exercise of options	13.04	28	365	-	-	-	-	-	-	-	365
Non-cash
- Assigned values to options granted		-	-	-	1,937	-	-	-	-	-	1,937
- Assigned value of exercised options		-	139	-	(139)	-	-	-	-	-	-
Other comprehensive loss for year		-	-	-	-	-	-	-	(2,079)	-	(2,079)
Gain (loss) for period		-	-	-	-	-	-	-	-	(6,335)	(6,335)
Balance - March 31, 2009		68,609	482,598	-	34,114	-	37,383	510	(16,418)	(258,825)	279,362
Issued for cash
- Exercise of options	13.54	100	1,354	-	-	-	-	-	-	-	1,354
- Share issue costs		-	(149)	-	-	-	-	-	-	-	(149)
Non-cash
- Assigned values to options granted		-	-	-	1,625	-	-	-	-	-	1,625
- Assigned value of exercised options		-	585	-	(585)	-	-	-	-	-	-
Other comprehensive loss for year		-	-	-	-	-	-	-	(677)	-	(677)
Gain (loss) for period		-	-	-	-	-	-	-	-	(4,335)	(4,335)
Balance - June 30, 2009		68,709	484,388	-	35,154	-	37,383	510	(17,095)	(263,160)	277,180

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

vi)	Additional fair value disclosure required under SFAS No. 157

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”) to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 for financial instruments as required at January 1, 2008 did not have a material effect on the company’s results of operations or financial position; however, the company provided additional disclosures in these consolidated financial statements. The adoption of SFAS 157 for non financial assets and non-financial liabilities on January 1, 2009, as required, and did not result in a material effect on the company’s results of operations or financial position.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The company’s Level 1 assets include the valuation of available-for–sale investments with no trading restrictions using a market approach based upon unadjusted quoted prices for identical assets in an active market. The company’s Level 2 assets include the valuation of convertible debenture receivable based on the discounted cash flow approach; derivatives based on the Black-Scholes model; and long-term convertible notes based on average market quoted price provided by market makers in the over-the-counter market on the balance sheet date. The company’s Level 3 assets include the valuation of other investments as determined using a probability-based discounted cash flow approach.

		Quoted prices in		Significant
	Fair market	active markets for	Significant other	unobservable
	value	identical assets	observable inputs	inputs
		Level 1	Level 2	Level 3
Available-for-sale securities	8,187	8,187	-	-
Convertible debenture receivable	4,750	-	4,750	-
Other Investments	22,968	-	-	22,968
Derivatives	34	-	34	-
Long-term convertible debt	(103,500)	-	(103,500)	-

Total	(67,561)	8,187	(98,716)	22,968

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

vii)	Recently adopted accounting standards

i)

In December 2007, FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”), which specifies that non- controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. As a result of non-controlling interests being an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions.

The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, except for the presentation and disclosure requirements which require retrospective application. The adoption of SFAS 160 non-controlling interests as required at January 1, 2009 did not have a material effect on the company’s results of operations or financial position; however, the company retrospectively applied the disclosure requirements in these consolidated financial statements.

	ii)	In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R.

The statement is effective for periods beginning on or after December 15, 2008. We did not enter into a business combination during the six months ended June 30, 2009; therefore, the adoption of SFAS 141R on January 1, 2009 did not have a material effect on the company’s results of operations or financial position.

iii)

In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion. FSP APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments. The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features. The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity. The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively. The adoption of this standard on January 1, 2009 resulted in the elimination of the Canadian and United States GAAP difference on all balances with the exception of financing costs, which are expensed under Canadian GAAP and capitalized and amortized in accordance with U.S. GAAP.

The results of adopting this standard have been retrospectively applied in these consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

iv)

In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or embedded Feature) is Indexed to an Entity’s Own Stock”. The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. The Issue is effective for periods beginning on or after December 15, 2008. The effect of adopting this EITF on January 1,2009 did not have a material effect on the company’s results of operations or financial position.

viii)	Impact of recently issued accounting standards

In June 2009, FASB issued SFAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 identifies the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company is currently assessing the potential impact, if any, on its consolidated financial statements.

In June 2009, FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R” (“SFAS 167”). SFAS 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
For the six months ended June 30, 2009
(in US dollars, tabular amounts expressed in thousands, unless otherwise stated - unaudited)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets —an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.